SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 12b-25
                           Notification of Late Filing
                         Commission File Number: 0-19671
                                   (Check one)

                       | X | Form 10-K and Form 10-KSB | | Form 11-K
                | | Form 20-F | | Form 10-Q and Form 10-QSB | | Form N-SAR

                     For the period ended December 31, 2003

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

                                 PART I
                       REGISTRANT INFORMATION

Full name of registrant:   LASERSIGHT INCORPORATED
Address of principal
Executive office:          6848 Stapoint Court
City, State and Zip Code:  Winter Park, Florida,  32792

                                 PART II
                               RULE 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     | | (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

N/A

                                 NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to reduction in staff as a result of the Company's September 5, 2003 bankruptcy filing, at this time it does not have the resources or staff to timely file it's Annual Report on Form 10-K. It is unlikely that the report would be filed on time or within the 15-day grace period.

                                 PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

      Dorothy M. Cipolla                    (407)  678-9900 x 117
      ------------------                    --------------------
      (Name)                                (Area Code)   (telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          || YES |X | No

                                Quarterly Report - Form 10Q - June 30, 2003
                                Quarterly Report - Form 10Q - September 30, 2003

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          |X| YES | | No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation: The Company is unable to estimate the amount of the anticipated change due to the fact that we have been in bankruptcy since 2003 and our results have not been completed or audited.

                             LASERSIGHT INCORPORATED
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 29, 2004     By /s/ Danghui ("David") Liu
                               ----------------------
                               Danghui ("David") Liu
                               Interim CEO